Issuer Free Writing Prospectus
Filed pursuant to Rule 433
(Supplementing Preliminary Prospectus Dated September 14, 2009)
Registration No. 333-161708
September 23, 2009
Shanda Games Limited
     Shanda Games Limited (or “Shanda Games”) has filed a registration statement on Form F-1, including a preliminary prospectus (the “Preliminary Prospectus”), with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the registration statement, including the Preliminary Prospectus, and any other documents Shanda Games has filed with the SEC for more complete information about Shanda Games and the offering. Investors should rely upon the Preliminary Prospectus and any relevant free writing prospectus for complete details. You may get these documents and any other documents Shanda Games has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Shanda Games, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling: Goldman Sachs (+1-212-902-6276) or J.P. Morgan (+1-718-242-8002). You may also access Shanda Games’ most recent Preliminary Prospectus through the following link: http://www.sec.gov/Archives/edgar/data/1470157/000095012309045132/h03368a3fv1za.htm
     This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to Shanda Games’ Registration Statement on Form F-1, or Amendment No. 3, as filed via EDGAR with the SEC on September 23, 2009. All references to page numbers are to the page numbers of Amendment No. 3. The following information supplements and updates the information contained in Shanda Games’ Preliminary Prospectus dated September 14, 2009.
Increase in the Number of ADSs Offered
     The number of ADSs offered by the selling shareholder, Shanda Interactive Entertainment Limited, has been increased from 50,000,000 ADSs to 70,456,500 ADSs (or 82,981,500 if over-allotment is exercised in full). As a result, the total number of ADSs offered by both Shanda Games and Shanda Interactive, the selling shareholder, has been increased from 63,043,500 ADSs (or 72,500,025 if over-allotment is exercised in full) to 83,500,000 ADSs (or 96,025,000 if over-allotment is exercised in full), representing an increase of 32.45%. Accordingly, the following information has been reflected in Shanda Games’ Preliminary Prospectus on the cover pages and pages 6, 7, 8, 9, 29, 47, 61, 64, 66, 140, 141, 142, 165, 172, 173 and 176:
•	ADSs offered by the selling shareholder: 70,456,500 ADSs
•	Over-allotment option granted by the selling shareholder to the underwriters to purchase additional ADSs: 12,525,000 ADSs
•	ADSs outstanding immediately after this offering: 83,500,000 ADSs (or 96,025,000 ADSs, if the underwriters exercise in full their over-allotment option)
•	Class A ordinary shares outstanding immediately after this offering: 167,000,000 Class A ordinary shares (or 192,050,000 Class A ordinary shares, if the underwriters exercise in full their overallotment option).
•	Class B ordinary shares outstanding immediately after this offering: 409,087,000 Class B ordinary shares (or 384,037,000 Class B ordinary shares, if the underwriters exercise in full their overallotment option)
•	Number of Class B ordinary shares held by Shanda Interactive upon the completion of this offering (assuming the underwriters do not exercise their over-allotment option): 409,087,000 ADSs, representing 71.01% of the combined total outstanding ordinary shares (representing 96.08% of the total voting rights) in Shanda Games
•	Number of Class B ordinary shares held by Shanda Interactive upon the completion of this offering (assuming the underwriters exercise in full their over-allotment option): 384,037,000 ADSs, representing 66.66% of the combined total outstanding ordinary shares (representing 95.24% of the total voting rights) in Shanda Games
•	Reserved ADSs for the Directed Share Program: Up to an aggregate of 1,500,000 ADSs
     The Capitalization section on page 64 (as amended) is set forth below:

CAPITALIZATION

The following table sets forth our total capitalization as of June 30, 2009:

•	on an actual basis; and

•	on an as-adjusted basis to give effect to issuance and sale of 13,043,500 ADSs representing 26,087,000 Class A ordinary shares offered by us in this offering, assuming an initial public offering price of US$11.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

You should read this table in conjunction with “Selected Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of
	June 30, 2009
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in millions)

Shareholders’ equity(1):
Ordinary shares, par value US$0.01 per share, 20,000,000,000 shares authorized:	40.2	5.9	—	—
Class A ordinary shares, par value US$0.01 per share, 16,000,000,000 shares authorized; 167,000,000 shares issued and outstanding on an as-adjusted basis(2)	—	—	12.1	1.7
Class B ordinary shares, par value US$0.01 per share, 4,000,000,000 shares authorized; 550,000,000 shares issued and outstanding, 409,087,000 shares issued and outstanding on an as-adjusted basis(2)	—	—	29.9	4.4
Additional paid-in capital	63.8	9.3	1,022.0	149.6
Statutory reserves	127.0	18.6	127.0	18.6
Accumulated other comprehensive loss	(82.1)	(12.0)	(82.1)	(12.0)
Retained earnings	716.8	104.9	716.8	104.9

Total Shanda Games Limited shareholders’ equity	865.7	126.7	1,825.7	267.2

Total capitalization	865.7	126.7	1,825.7	267.2

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$12.3 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

(2)	Subsequent to June 30, 2009, our share capital was redesignated into Class A and Class B ordinary shares under our amended and restated memorandum and articles of association, which became effective on September 1, 2009.

Where You Can Find Additional Information
Under the caption “Where You Can Find Additional Information” on page 178, the disclosure regarding inspection of reports and other information at NASDAQ has been removed as this is no longer applicable. The last paragraph on page 178 (as amended) is set forth below:
     The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008 AND FOR
THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED) AND 2009
2. PRINCIPAL ACCOUNTING POLICIES
(1) Basis of preparation
The second full paragraph on page F-9 (as amended) is set forth below:
     Total general corporate expenses allocated from Shanda to the Group are RMB37.6 million, RMB31.3 million, RMB19.9 million, and RMB11.4 million for the years ended December 31, 2007 and 2008 and the six months ended June 30, 2008 and 2009, respectively. While the expenses allocated to the Group for these items are not necessarily indicative of the expenses that the Group would have incurred if the Group had been a separate, independent entity during the periods presented, management believes that the foregoing presents a reasonable basis of estimating what the Group’s expenses would have been on a historical basis. General corporate expenses allocated from Shanda are recorded as capital contribution by Shanda.

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